INVEST IN **ABC FINTECH**

Fractionalizing commercial real estate with blockchain tech to create liquidity


ABC FINTECH
Commercial Real Estate...Disrupted

abctokens.com   Chicago IL

Technology | Cryptocurrency | Real Estate | Finance | Fin Tech

LEAD INVESTOR



Michael Gunderson Attorney, Realtor, Investor

ABC Fintech is the real deal. This company has demonstrated a strong foundation and actual real world acquisitions that have set a tone for the coming years. After 16 years in traditional Real Estate investment and deal flow, I was looking for something that had a foothold in emerging technologies. I found that with ABC. This isn't just a paper concept, it's a going concern that has nowhere to travel but up, in my estimate. The fact that the barrier to entry is accessible for the masses just makes the concept that more attractive to me.

Invested $10,000 this round & $10,000 previously

Highlights

1. First Tokenized Real Estate Portfolio 🏢
2. In 2021: Closed $3,000,000 of Commercial Real Estate 💪🏻
3. Goal for 2022: Close $50,000,000 of Commercial Real Estate 🤑

2. In 2021: Closed $3,000,000 of Commercial Real Estate 💪🏻
3. Goal for 2022: Close $50,000,000 of Commercial Real Estate 🤑

4. Revenue is generated from asset management fees based on real estate portfolio value 💰
5. Providing real estate investors liquidity through secondary market trading of ABC Tokens 📈
6. Stellar Team with a Combined 300 Years of Experience 👔
7. Think of ABC as the "Gold Standard" in Asset-Backed Crypto 🏆

Think of ABC as the "Gold Standard" in Asset-Backed Crypto

Our Team



Matthew Andelman CEO & Co-Founder

Almost 20 years of experience in real estate development, brokerage and property management in the residential and commercial real estate sectors. Deep passion for blockchain/ cryptocurrency. 2x founder prior to ABC.

> My goal has always been to democratize commercial real estate investing and empower financial wellbeing for everyone. ABC is changing the game, giving investors access to quality commercial real estate investments, plus the liquidity to exit anytime!



Doug McCright President & Co-Founder

Harvard MBA and C-Office veteran of five high-growth capital & infrastructure intensive business start-ups, including one in which as the 1st employee and CEO, I grew the company from start-up to $240 million in sales and 950 employees in 3 years.



Alex Wells Chief Marketing Officer

Director of Marketing for Madwire, where he managed a team of 45 digital marketing experts and was responsible for developing and executing successful marketing strategies for hundreds of clients throughout the United States.



Benjamin McCright Director of Strategic Initiatives

With a diverse background ranging from banking to construction, education & technology, Ben has helped build seven startups, and his passion for learning & networking is evident in his current enrollment in SMU Cox's Professional MBA Program.

Genesis Block Technology Partner

Builds & manages global teams to deploy complex technology systems for Fortune 500 clients and Investment banks. Jitin Jain, CTO, earned his MBA from Wharton, where he co-founded Penn Blockchain, one of the most active blockchain clubs in the world.



Micky Cicchinelli Chief Property Manager

Managing Director of SVN Chicago PM, overseeing real estate assets of all types & classes. Currently managing over 2M+ Sq Ft of real estate including 1500+ apartments. Assist ownership groups ranging from local investors to National REITs & Lenders.



Darius Bell Director of Branding and Social Media

Genuine curiosity about people & ideas coupled with my willingness to work hard has led me to where I am today. There is immense power in storytelling and being interested in others. Those are two of my strengths as a marketer &

member of ABC Fintech



Joseph Calvanico Advisor

Expert in Real Property, including commercial, industrial and multi-family, with over 35 years of experience. Mr. Calvanico is a former Big 4 Accounting Firm partner and has run two national real estate valuation practices for large accounting firms.



Jay Schiesser Advisor

Specializes in commercial real estate investment advisory and capital markets for over 20 years and has executed over $3.5 billion of transactions, including acquisitions, dispositions and finance.



Phil Hoffer Advisor

Currently serves as Senior Development Advisor with GNP Realty Partners following more than 35 years of commercial real estate management and leasing, asset management, development and construction experience across all commercial asset classes.



Michael Janabi Advisor

Originator at PNC Real Estate, which is a prominent Fannie Mae DUS®, Freddie Mac, and FHA lender for multifamily property types. During his career, Michael has originated over $2B of multifamily loans.



Adrian Kolody Advisor

Founder of Domination Finance, an Ethereum web app built on the UMA protocol which allows users to trade Domination Pairs and earn interest as liquidity providers.



Thomas Boerman Advisor

Thomas is an engineer, architect, and real estate developer with deep expertise in building Topgolf venues across the globe. He previously was with ARCO Murray, a premier design-build contractor in the USA.



Deena Zimmerman Advisor

Award-winning CRE broker & Vice President at SVN Chicago Commercial, specializing in finding high quality retail and mixed use sites throughout the country for developers, investors, national operators, franchisees, & first-time entrepreneurs.



Nate Bixler Advisor

As Operations Manager for Brookfield Properties' Ohio portfolio, Nate has created a platform for profitable, safe, and sustainable multifamily communities and manages the operations of 1800+ apartments and all capital improvements.



Nina Owen Advisor

Prior to joining Hotel Appraisers & Advisors in Chicago, Ms. Owen was with



Prior to joining Hotel Appraisers & Advisors in Chicago, Ms. Owen was with CBRE and Cushman & Wakefield for a combined total of 24 years as a senior member of their respective hospitality appraisal groups.



Matthew Hoffer Advisor

Director at Cushman & Wakefield. Matt has 17+ years of experience advising clients in the strategic planning of their real estate as well as in the implementation of resulting assignments, including tenant rep, site selection, sublease, & disposition



Dominic Sergi Advisor

Dominic is the President and CEO of Clear Height Properties, where he is responsible for setting and executing on the company's long-term investment criteria. Since 2010, he has led his team to acquiring and developing over $250 million in assets.

Commercial Real Estate...Disrupted


ABC FINTECH
OUR MISSION
To democratize commercial real estate investing while providing unprecedented liquidity.

Tired of Bitcoin's high volatility?

Concerned about rising inflation?

Looking for alternative assets to diversify your portfolio?

Want to invest in commercial real estate but don't have the connections or capital?

We Created ABC Tokens to Solve These Problems

ABC stands for "Asset-Backed Crypto".

ABC Tokens are digital securities, regulated by the U.S. SEC and backed by physical commercial real estate assets, reducing risk and volatility typical of most cryptocurrencies.

Utilizing an institutional grade blockchain protocol, our disruptive business model delivers an asset-backed digital currency which represents a fractional interest in our selective commercial real estate investment portfolio.

ABC FinTech is the operating company, handling all the operations and execution of the ABC Platform as well as building out the legal framework, technology stack and marketing and fundraising campaigns.

ABC FinTech generates revenue by receiving an assets under management (AUM) fee for the ongoing management of the ABC Platform, as well as an additional fee for the primary sale of ABC Tokens.

Commercial Real Estate Investing? Easy as... A B C!

Our mission is to democratize commercial real estate investing, making it simple and accessible for all investors.

We developed and deployed a commercial real estate investment platform, lowering the barriers to entry, while providing retail and institutional investors unprecedented liquidity and a seamless experience.

We've merged the desired characteristics of commercial real estate investment – i.e., wealth generation, inflation protection, tax benefits, the ability to leverage your investment, with the benefits of blockchain security tokens – i.e., security, transparency, cost efficiencies, worldwide distribution, liquidity (person-to-person & business-to-business trading, secondary exchanges) and immediate transfers of ownership.


ABC FINTECH
THE PROBLEM WITH TRADITIONAL COMMERCIAL REAL ESTATE INVESTING...
• Notoriously Illiquid
• Plagued with Inefficiencies
• Significant Capital Investment
• Only Available to Those with Connections
ABC FinTech Solves this Through Digitized Securities


ABC FINTECH
OUR SOLUTION:
ABC TOKENS
(ASSET-BACKED CRYPTO)

Why ABC?

Democratization
It's widely known that 90% of millionaires in the world have made their money investing in real estate. However, investing in commercial real estate has historically been exclusive and reserved for those with substantial net worth and connections. By adopting blockchain technology, ABC made quality commercial real estate investments accessible for investors at all levels.

Our goal is to become the preferred investment platform for retail investors who seek access to a broader suite of commercial real estate investment opportunities that are typically only available to high-net-worth individuals, private equity or institutional investors.

We intend to be the Robin Hood of commercial real estate, opening the door of possibilities for everyone.

Liquidity
Commercial real estate has been
notoriously illiquid. ABC Tokens will be listed on multiple secondary exchanges that are exclusive to security tokens, providing ABC Tokens investors with a quick and easy way to divest at market value.

Economic Hedge
With significant concern over surging inflation, currently at a 40-year record high, people are looking for a solution. Real estate and cryptocurrency are usually the best hedges against inflation. ABC has married commercial real estate with cryptocurrency, helping retail and institutional investors combat inflation.

Crypto Safe Haven
Cryptocurrency investors often experience gut-wrenching volatility, watching

Cryptocurrency investors often experience gut-wrenching volatility, watching wild swings in value these past few months. The fundamental problem- most cryptocurrencies are not backed by any hard assets, making them skeptical investments and speculative assets.

With ABC Tokens, cryptocurrency investors can invest with confidence, knowing the floor value of ABC Tokens should NEVER be less than the equity in the real estate portfolio divided by the number of ABC Tokens in circulation. Finally a cryptocurrency backed by tangible assets, creating real value for cryptocurrency holders!

> ***ABC Token Value = (Net Asset Value of Real Estate + Cash) divided by Number of ABC Tokens in Circulation***

You might wonder- fractional real estate ownership through tokenization is not new. What's the unique differentiation?

Most fractional ownership solutions are tokenizing single assets, creating challenges in liquidity and financing. To exit, investors must find a buyer who wants that particular asset. ABC Tokens represent fractional ownership in the entire portfolio, rather than individual assets, maximizing liquidity for ABC token-holders. Once ABC Tokens are listed on exchanges, there will be 10,000+ token-holders and millions of ABC Tokens in circulation.

Key benefit?

> ***Better Trading Volume and Price Discovery = Unprecedented Liquidity!***

Liquidity is paramount to our value proposition and a significant differentiator.


ABC FINTECH
INVEST WITH
CONFIDENCE

Golden Opportunity to Disrupt the Market and Bring

Value to Key Segments

Asset tokenization is an area of explosive growth for the blockchain industry. According to a recent study "... even if just 0.5% of the total global property market were to be tokenized in the next five years, it would be on track to become a $1.4 trillion market. In other words, even if only a small portion of traditional real estate were to be digitalized, investors would still tap into a significant investment pool."

Our opportunity is timely due to the increasing adoption of blockchain. In addition, the current challenges faced in commercial real estate markets due to the pandemic will provide an opportunity for ABC to capitalize on a downturn, acquiring properties at a discounted price.

We believe our investment platform is uniquely positioned to attract several segments of the market:

1. For millions of individuals with a desire to invest in commercial real estate but lack access to quality deals or financial resources. The average investor needs diversification and seeks liquidity in an asset class that has historically been illiquid.

2. For crypto enthusiasts, ABC provides stability by offering a security token that is truly backed by hard assets (our commercial real estate portfolio).

3. For institutional investors, we believe our points of differentiation will bring significant investment, as some institutions diversify their portfolios into crypto. ABC provides institutional investors with a stable alternative to Bitcoin and Ether, making ABC Tokens more attractive to their investment committees.

4. For existing commercial real estate owners, ABC provides an element of liquidity. Owners can maintain control of their properties while also enjoying the added benefit of liquidity and diversification.


ABC FINTECH
$3M OF COMMERCIAL
REAL ESTATE CLOSED IN 2021
$50M OF NEW
DEALS IN PIPELINE



Building a Well-balanced Commercial Real Estate Portfolio to Reduce Risk and Maximize Returns

We firmly believe diversification reduces risk.

The value of ABC Tokens is underpinned by the Net Asset Value of the real estate portfolio. Our portfolio is diversified across major asset classes (e.g. multi-family, industrial, office, retail and hospitality) and alternative sectors (e.g. data centers), giving our token-holders diversification and thereby helping to manage risk. Our extensive network of commercial real estate advisors, specializing in deal sourcing and underwriting, helps ABC achieve targeted returns for investors.


REAL ESTATE
PORTFOLIO VALUE
ABC FINTECH
USD MILLIONS
$ 6,000
$ 4,000
$ 2,000
$ 0
'22
'23
'24
'25
'26
'27
YEAR

Forward-looking projections are not guaranteed.


ABC FINTECH
ASSET UNDER
MANAGEMENT FEES
USD THOUSANDS
$ 100,000
$ 75,000
$ 50,000
$ 25,000
$ 0
'22
'23
'24
'25
'26
'27
YEAR

Forward-looking projections are not guaranteed.

Effective Marketing Strategies to Reach Investors Globally

Our Chief Marketing Officer has strong domain expertise in digital marketing, branding, social media and podcasts. Our investor base has grown significantly since launching several international marketing campaigns late last year.

Strong Social Media Presence
We've built out our social media channels. Several graphic designers, copywriters and video producers are working on different forms of content (e.g. videos, podcasts, and webinars) to build hype and credibility on social networks.

Aggressive Digital Marketing & PR Push
Recently our launch was published across hundreds of news outlets globally. We have made tremendous progress on SEO and are buying paid ads on Google, LinkedIn, and Facebook.

Superior Marketing Analytics Capabilities
With strong expertise in CRM & Analytics, we have adopted tools to optimize the ROI of our marketing spend. We're also analyzing our sales funnel, driving traffic to our website and converting visitors to ABC Token investors.



ABC FINTECH
MARKETING PLAN
Global Fundraising Campaigns
Angel Investment
LinkedIn
crunchbase
WEFUNDER
Aggressive Social Media Push
Digital Marketing Efforts
Google Ads
facebook Ads
LinkedIn Ads
Strategic Partnership
GENESIS BLOCK
ALTO
SVN
Powered by CRM & Analytics Tools
Google Analytics
HubSpot
mailchimp
crazyegg



ABC FINTECH
U.S. News
World News
Politics
Sports
Entertainment
Coronavirus pandemic
Wildfires
Biden at One Year
Novak Djokovic
BC FinTech is Now on Wefunder, the Crowdfunding Giant
January 7, 2022
yahoo!
ABC Tokens Launches Capital Raise and Gives International Investors Access to U.S. Commercial Real Estate
Fidelity
CUSTOMER SERVICE
PROFILE
OPEN AN ACCOUNT
VIRTUAL ASSISTANT
Accounts & Trade
Planning & Advice
News & Research
Enter Name or Symbol
Go
Find Symbol
Markets & Sectors
Overview
Markets
ABC Tokens Launches Capital Raise and Gives International Investors Access to U.S. Commercial Real Estate
ABC TOKENS IN THE PRESS


INVEST IN ABC FINTECH
Fractionalizing commercial real estate with blockchain tech to create liquidity

We Have Built a Clear Roadmap for Growth and Success

We've spent the last couple of years researching securities law, developing technology, and assembling a team of leading commercial real estate experts. The core technologies have been implemented and the ABC Platform went LIVE in Q3 2021. Check it out: www.abctokens.com.

In Q4 2021, ABC sold security tokens to friends and family, closing on $3,000,000 of commercial real estate to validate the concept.

Now, with over $50,000,000 in the real estate pipeline, ABC is rapidly scaling to meet investor demand.

The goals we aim to accomplish in the next few years:

- 2022: 5M+ ABC Tokens in circulation and $150M deployed into U.S. commercial real estate, offering ABC tokens to all investor types, from retail to institutional.
- 2023: ABC Tokens are listed on secondary market exchanges with 10M+ tokens minted, sold and issued.
- 2024: ABC's commercial real estate portfolio surpasses a $1B valuation
- 2025: ABC Tokens are officially labeled as the "Gold Standard" in Asset-Backed Crypto

We are confident in our ability to create value while scaling. We anticipate it will take ABC approximately 10 years to deploy 100M ABC Tokens which should result in a commercial real estate portfolio in excess of $15B.


ABC FINTECH
ROAD MAP
Q3 2020
JUST AN IDEA
Company inception
Q3 2020
ABC FINTECH
ABC FinTech LLC is Established
Engaged with Genesis Block
Q1 2021
ABC TOKENS
ABC Tokens LLC is Established
Augusta Blvd Under Contract
Q2 2021
AUGUSTA BLVD
1st ABC Tokens Sold
Augusta Blvd Closed
Roscoe Street Under Contract
Q3 2021
ROSCOE ST
1st ABC Tokens Minted & Issued
Roscoe Street Closed
Four Executive Officers Join ABC




ABC FINTECH
ROAD MAP
Q4 2021
2022
2023
2024
2025
REG S & REG CF OFFERINGS
Raise Working Capital for ABC FinTech
Expand Token-Holders to 3,000+
REG D 506(C)
Accredited & Institutional Investors
5M+ Tokens in Circulation & $150M Deployed into CRE
REG A+ TIER 2
ABC Tokens are Listed on Secondary Market Exchanges
10M+ Tokens Minted, Sold and Issued
A FORCE
ABC Tokens' Commercial Real Estate Portfolio Surpasses a $1B Valuation
ABC TOKENS
ABC Tokens are officially Labeled the "Gold Standard In Asset-Backed Cryptocurrency"

Forward-looking projections are not guaranteed.


ABC FINTECH
THANK YOU
CONTACT US

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